AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this "Amendment") is dated as of January 9, 2006, by and among Sigma Designs, Inc., a California corporation ("Parent"), Blue Merger Sub, Inc., a California corporation and a wholly owned subsidiary of Parent ("Merger Subsidiary"), and Blue7 Communications, a California corporation (the "Company").

PREAMBLE

WHEREAS, Parent, Merger Subsidiary and Company are parties to a certain Agreement and Plan of Merger dated as of December 13, 2005 (the "Merger Agreement"); and

WHEREAS, the parties hereto now desire that the Merger Agreement be amended in order to provide for new method of determining Closing Price.

NOW, THEREFORE, in consideration of the foregoing and the respective promises, covenants and agreements set forth herein:

1. **Amendment**.

Section 2.1(f)(iii) of the Merger Agreement is hereby amended in its entirety as follows:

"(iii) **Closing Price**" means the average closing sales price of Parent Common Stock as traded on Nasdaq and reported by The Wall Street Journal, for the ten (10) consecutive market trading days commencing on the twelfth (12th) market trading day prior to December 13, 2005 and ending on (inclusive) the third (3rd) market trading day prior to December 13, 2005."

2. **Miscellaneous**.

(a) Capitalized terms used herein but not otherwise defined herein shall have the meanings as set forth in the Merger Agreement.

(b) Other than with respect to the amendment described above, this Amendment does not modify, change or delete any other addendum, term, provision, representation, warranty or covenant (the "*Provisions*") relating to or contained in the Merger Agreement, and all such Provisions shall remain in full force and effect.

(c) This Amendment shall be construed in accordance with and shall be governed by the laws of the State of California, without regard to its laws as to conflict of laws.

(d) This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

PARENT:
SIGMA DESIGNS, INC.

MERGER SUBSIDIARY:
BLUE MERGER SUB, INC.

By: _____
Thinh Q. Tran
Chairman of the Board, President and
Chief Executive Officer

By:_____
Thinh Q. Tran
President and Chief Executive Officer

COMPANY:
BLUE7 COMMUNICATIONS

By: _____
Hung C. Nguyen
President and Chief Executive Officer

700348931v1

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

<table>
<tr><td>

PARENT:
SIGMA DESIGNS, INC.



By: _____
  Thinh Q. Tran
  Chairman of the Board, President and
  Chief Executive Officer

</td><td>

MERGER SUBSIDIARY:
BLUE MERGER SUB, INC.



By:_____
  Thinh Q. Tran
  President and Chief Executive Officer

</td></tr>
</table>

COMPANY:
BLUE7 COMMUNICATIONS

By: _____
  Hung C. Nguyen
  President and Chief Executive Officer